GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04 FEB 18 7:21

[redacted]
04012871

4 February 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Exemption File 82-5204
New GKN PLC

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Dear Sirs,

GKN plc – *notification of major interests in shares*

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

dlw 2/18

COMPLIANCE/SEC/COR/notification of press release

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	**2. Name of shareholder having a major interest** FRANKLIN RESOURCES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER NAMED IN 2	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** Bank of New York – 156,520 Chase Nominees Limited – 29,733,676 Citibank – 425,283 Clydesdale Bank plc – 2,533,630 Euroclear Bruxelles – 9,533 Mellon Bank – 83,045 Northern Trust Company – 352,169 Royal Trust Corp of Canada – 1,351,076 State Street Nominees Limited – 2,692,920

5. Number of shares/amount of stock acquired NOT KNOWN	**6. Percentage of issued class** NOT KNOWN	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50P EACH	**10. Date of transaction** NOT KNOWN	**11. Date company informed** 4 FEBRUARY 2004

12. Total holding following this notification 37,337,852	**13. Total percentage holding of issued class following this notification** 5.01%

14. Any additional information	**15. Name of contact and telephone number for queries** PHIL HIGGINS – 01527 533 235

16. Name and signature of authorised company official responsible for making this notification PHIL HIGGINS
Date of notification 4 FEBRUARY 2004